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20003749

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbridge Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Federal Highway, Suite 400

(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Levin 954-372-4346

(Area Code – Telephone Number)

SEC Mail Processing
FEB 2 7 2020
Washington, DC

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett & Webb, PA.

(Name – *if individual, state last, first, middle name*)

1901 South Congress Ave, Suite 110	Boynton Beach	FL	33426
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NEWBRIDGE SECURITIES CORPORATION

(A MAJORITY OWNED SUBSIDIARY OF NEWBRIDGE FINANCIAL, INC.)

REPORT PURSUANT TO RULE 17A-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEWBRIDGE SECURITIES CORPORATION
(A MAJORITY OWNED SUBSIDIARY OF NEWBRIDGE FINANCIAL, INC.)

CONTENTS

LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Newbridge Securities Corporation
(A majority owned subsidiary of Newbridge Financial, Inc.)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Newbridge Securities Corporation as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Newbridge Securities Corporation as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Newbridge Securities Corporation's management. Our responsibility is to express an opinion on Newbridge Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Newbridge Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Liggett & Webb, P.A.

Liggett & Webb, P.A.

Certified Public Accountants
We have served as Newbridge Securities Corporation's auditor since 2012.
February 25, 2020

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

CURRENT ASSETS		
Cash	$	2,051,653
Deposit held at clearing broker		125,866
Cash held in accounts at clearing broker		259,426
Receivable from clearing broker		1,427,164
Securities at market value		7,190
Securities at market value (Restricted)		203,685
Current portion of loans receivable		164,614
Interest receivable		25,095
Prepaid expenses		116,738
TOTAL CURRENT ASSETS		4,381,431
Employee advances and non-allowable accounts receivable, net of current portion		11,043
Property & equipment, net of accumulated depreciation		14,766
Loans receivable, net of current portion and allowance for doubtful accounts of $174,881		409,101
Right of use asset - operating leases		460,012
Deposits		30,119
TOTAL ASSETS	$	**5,306,472**

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Payable to clearing broker	$	19,634
Accounts payable, accrued expenses, and other liabilities		950,587
Commissions payable		2,112,284
Securities sold, net yet purchased		3,800
Current portion of operating lease obligation		220,540
Current portion of subordinated borrowings		250,000
TOTAL CURRENT LIABILITIES		3,556,845
Operating lease obligation, net of current portion		247,825
Subordinated borrowings, net of current portion		1,250,000
TOTAL LIABILITIES		5,054,670
COMMITMENTS and CONTINGENCIES (NOTE 11)		
SHAREHOLDERS' EQUITY		
Common stock - Class A-no par value, 5,000 shares authroized, issued and outstanding		4,981,977
Common stock - Class B-no par value, 25,000 shares authroized, 20,126 shares issued and outstanding		4,375,000
Additional paid-in capital		120,000
Accumulated deficit		(9,225,175)
TOTAL SHAREHOLDERS' EQUITY		251,802
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**5,306,472**

The accompanying notes are an integral part of these financial statements.

NEWBRIDGE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1 – BUSINESS AND ORGANIZATION

Incorporation

The Company was incorporated in Virginia on December 17, 1997 as Ludwig Investments, Inc. In 2000, Newbridge Financial, Inc. (formerly Financial Holdings & Investments Corp.) acquired the Company and renamed the Company Newbridge Securities Corporation. The Company is a majority-owned subsidiary of Newbridge Financial, Inc. (the "Parent"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 as amended, and is a member of The Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Nature of business

The Company is an introducing broker dealer clearing through a fully disclosed clearing arrangement with AXOS Clearing, LLC ("AXOS"), its clearing broker-dealer. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements and confirmations to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing broker

Clearing broker receivables are commissions receivable that are uncollateralized trade obligations due under normal trade terms that require payments within approximately 10 days of the month end. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker and payments are remitted monthly. The Company considers its commissions receivable from its clearing broker to be fully collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2019.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Valuation of securities owned

Securities owned use the fair market value as reported by stock exchanges and published quoted prices. Management considers these short-term investments as trading securities and any changes in the market value are recognized in operations.

Loans receivable

The Company records certain unearned payments to registered representatives as loans receivable. These loans are evidenced by promissory notes and are typically earned over time in accordance with the terms of the employment agreement and promissory note. The firm establishes a reserve for the remaining principal amount of any loan upon termination of the registered representative's employment regardless of the reason for termination or collectability of the remaining balance. The reserve amount is recorded as bad debt expense included in the statement of income. Any subsequent recoveries are credited to bad debt expense in the period of recovery. The Company has reserved $174,881 as of December 31, 2019.

The promissory notes, referred to above, include a stated rate of simple interest of four percent (4%) annually. The Company's balance sheet reflects interest accrued on the remaining principal balance of all loans receivable from active registered representatives as of December 31, 2019.

Property and equipment

Property and equipment are carried at cost. Depreciation of property and equipment is calculated based upon the estimated useful lives of the assets, ranging from 5 to 7 years, at the time the assets were placed in service. Depreciation of leasehold improvements are based upon the shorter of the life of the improvement or the remaining term of the applicable office lease in place as of the date of completion of the improvement.

Leases

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02-Leases (Topic 842), which significantly amends the way companies are required to account for leases. Under the updated leasing guidance, some leases that did not have to be reported previously are now required to be presented as an asset and liability on the balance sheet. In addition, for certain financing leases, that were previously classified as an operating expense must now be allocated between amortization expense and interest expense. The Company adopted this update as of January l, 2019 using the modified retrospective transition method and prior periods have not been restated. Upon implementation, the Company recognized an initial operating lease right-of-use asset of $631,803 and operating lease liability of $631,803. Due to the simplistic nature of the Company's leases, no retained earnings adjustment was required. See Note 11 for further details.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income taxes

The Company files a consolidated income tax return with its Parent and other affiliated companies. The Company computes its income taxes on a separate return basis.

The Company evaluates uncertain tax positions under ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits."

A liability is recognized (or amount of net operating loss carry forward or amount tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

The Company has no uncertain tax positions related to tax years that remain subject to examination by relevant tax authorities. The Company files income tax returns in the United States (federal) and in Florida and various other states and local jurisdictions. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2015. As of December 31, 2019, no liability for unrecognized tax benefits was required to be recorded, and no change in assessment is expected within the next 12 months.

Recently issued accounting standards

The Company has adopted recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC in the preparation of its 2019 financial statements. The Company believes that is has included appropriate disclosures related to revenue recognition as required by ASC 606. The Company believes that it has also included appropriate disclosures related to leases in accordance with ASU topic 842.

NOTE 3 – GOING CONCERN

As of December 31, 2019, the Company has an accumulated deficit of $9,225,175. Net cash used by operations was $928,024 for the year ended December 31, 2019.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the Company's operating results for the year ended December 31, 2019 reflect the actions taken early in the year to obtain additional funding and implement a strategic plan that provides the opportunity for the Company to continue as a going concern.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment are summarized by major classifications as follows:

	Cost	Method	Life
Furniture and Fixtures	$254,739	Double Declining	7 Years
Computers & Equipment	519,044	Double Declining	5 Years
Software	107,550	Straight Line	5 Years
Leasehold Improvements	27,439	Straight Line	7 Years
	$908,772		
Less:			
Accumulated depreciation	894,006		
Net Property and Equipment	$ 14,766		

NOTE 5 – FAIR VALUE

The cost of certain financial instruments of the Company approximates fair value because of their short maturities. These financial instruments include cash, accounts receivable, loans receivable, commission payable, and other accrued liabilities. The Company measures and reports fair value in accordance with ASC 820, "Fair Value Measurements and Disclosure." ASC 820 defines fair value as establishing a frame work for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value investments.

Fair value, as defined in ASC 820, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset should reflect its highest and best use by market participants, principal (or most advantageous) markets, and an in-use or in-exchange valuation premise. The fair value of a liability should reflect the risk of non-performance, which includes, among other things, the Company's credit risk.

NOTE 5 – FAIR VALUE

Valuation techniques are generally classified into three categories: the market approach; the income approach; and the cost approach. The selection and application of one or more of the techniques may require significant judgment and are primarily dependent upon the characteristics of the asset or liability, and the quality and availability of inputs. Valuation techniques used to measure fair value under ASC 820 also provides fair value hierarchy for inputs and resulting measurement as follows:

Level 1
Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data from substantially the full term of the assets or liabilities; and

Level 3
Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair values.

Fair value measurements are required to be disclosed by the Level within the fair value hierarchy in which the fair value measurements in their entirety fall. Fair value measurements using significant unobservable inputs (in Level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following: (i) total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings, and a description of where those gains or losses included in earnings are presented in the statement of operations.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019.

		December 31, 2019			
Assets	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Securities Owned					
Corporate Stocks	$7,190	$7,190	-	-	$7,190
Restricted Common Stock	203,685	-	203,685	-	203,685
Securities Sold, Not Yet Purchased					
Corporate Stocks	$3,800	-	-	-	$3,800

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis. As of December 31, 2019, the ratio of aggregate indebtedness to net capital was 8.03:1 and net capital was $774,992 which exceeded the minimum net capital requirement by $359,989.

The Company claims exemption from the provision of the SEC's Rule 15c3-3 pursuant to paragraphs (k) (2) (i) and (ii) since the Company is an introducing broker dealer that clears all transactions on a fully disclosed basis and promptly transmits all customer funds and securities to it clearing broker.

NOTE 7 – DEPOSIT WITH CLEARING BROKER

In accordance with the terms of its clearing arrangement, the Company is required to maintain a minimum balance of $125,000 in a deposit account retained by AXOS. The deposit account is interest earning, is held in the name of the Company, and the funds are not available for inclusion by AXOS in its computation of net capital or for other operating purposes.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company will be filing a consolidated income tax return with its affiliated group members for the year ended December 31, 2019.

Some of the officers of the Company are also the officers of the Parent and have a direct ownership interest in the Parent.

The Company's balance sheet includes an account receivable made up of amounts due from one or more current registered representatives in the amount of $11,043 as of December 31, 2019. The individuals are employed by the Company in good standing and are repaying the Company through monthly payroll charges. The Company considers this receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2019

In August 2019, in conjunction with its signing of a fully disclosed clearing agreement, AXOS Clearing, LLC. acquired one share of Newbridge Securities Corporation common stock. Additionally, Axos Clearing holds a forgivable subordinated note from the Company with a balance payable of $1,500,000 as of December 31, 2019. See Note 12 - Equity and Note 13 – Subordinated Borrowings.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

The Company maintains cash balances in several bank accounts that often exceed $250,000. Cash in any individual account in excess of $250,000 is not insured by the FDIC and may be exposed to risk. At December 31, 2019, the Company had approximately $1,802,000 of cash that was not insured by the FDIC.

NOTE 10 – EMPLOYEE BENEFIT PLAN

On the first of the month following completion of 60 days of employment, each Company employee is eligible to participate in a Section 401(k) plan ("the Plan") that the Parent sponsors. The Company did not make any discretionary matching contributions to the Plan during the year ended December 31, 2019. The Company is not required to contribute to the Plan.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

At December 31, 2019, various customers have instituted arbitration proceedings against the Company. These claims result from the actions of registered representatives currently or formerly affiliated with the Company.

The Company has established liabilities for potential losses from customer arbitration hearings that have not been resolved. In establishing these liabilities, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many arbitrations and lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. In addition, under the Newbridge Securities Corporation Registered Representatives contract, each registered representative has indemnified the Company for these claims and is responsible for covering costs in connection with these claims. The Company also carries an errors and omissions insurance policy and fidelity bond policy which may provide coverage for non-recoverable losses incurred as a result of these customer arbitrations.

While we will vigorously defend ourselves in these matters and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these arbitrations will not have a material adverse impact on our financial position.

If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. The ultimate outcome of these matters could result in a loss in excess of the amount accrued. This potential exposure has been added to the Company's computation of aggregate indebtedness included in the supplementary information pursuant to SEC Rule 17a-5.

Operating Lease - Right of Use Obligation

The Company adopted Topic 842 on January 1, 2019. The Company elected to adopt this standard using the optional modified retrospective transition method and recognized a cumulative-effect adjustment to the consolidated balance sheet on the date of adoption. Comparative periods have not been restated. With the adoption of Topic 842, the Company's consolidated balance sheet now contains the following line items: Operating lease right-of-use assets current and long term, Current portion of operating lease liabilities and Operating lease liabilities, net of current portion.

As all the existing leases subject to the new lease standard were previously classified as operating leases by the Company, they were similarly classified as operating leases under the new standard. The Company has determined that the identified operating leases did not contain non-lease components and require no further allocation of the total lease cost. Additionally, the agreements in place did not contain information to determine the rate implicit in the leases, so we used our incremental borrowing rate as the discount rate. Our weighted average discount rate is between 10% and 12% and the weighted average remaining lease term is 56 months.

As of December 31, 2019, operating lease right-of-use assets and liabilities arising from operating leases was $460,012 and $468,012, respectively.

Due in:	2020	$ 258,838
	2021	187,852
	2022	139,232
	2023	6,613
	2024 and Thereafter	7,715
	Total	$ 600,249
	Less effects of discounting	(131,883)
	Lease liabilities recognized	$ 468,366

NOTE 12 – EQUITY

The Company has two classes of common shares outstanding. Class A shares (5,000 shares) which are entirely owned by the Company's parent company, have no par value but do have voting rights. Class B shares outstanding (20,126 shares) are held by the Parent (20,125 shares) and Axos Clearing LLC, which acquired its ownership share in August 2019, has 1 share. These shares have no par value and no voting rights. In March 2019 the Company distributed $80,000 of equity to its parent, and in June 2019, the Parent contributed $200,000 in capital. No further capital additions or reductions have been made since that time and through the production of this report.

NOTE 13 – SUBORDINATED BORROWINGS

The borrowings under the subordination agreement at December 31, 2019, are due to AXOS. The subordinated borrowings bear interest at 8 percent per annum, payable monthly and such interest payments are current at December 31, 2019. The subordinated borrowings are FINRA approved and available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

In August 2019, the Company signed an amended and restated clearing agreement which extends the earlier agreement from November 2020 until November 2025. Amongst other things, this amended and restated agreement called for AXOS to forgive the balance of the prior forgivable loan outstanding at the time of signing. It also provided for a new Subordinated loan in the amount of $1,500,000 in the form of Debt equity. Axos purchased one (1) share of Newbridge Securities Corporation stock enabling Newbridge to exclude the debt from its debt to equity computation, in accordance with Rule 15c3-1. The loan was funded by AXOS and approved by FINRA on August 22, 2019.

NOTE 14 – NON-CANCELLABLE LEASES

Newbridge Securities Corporation pays the full amount of rent for the corporate office space that it occupies in Boca Raton, FL and Fort Lauderdale, FL. The offices are leased under long-term non-cancellable agreements which contain rent escalation clauses and rent holidays. The Boca Raton office lease began on January 30, 2010 and expired on January 30, 2020, and the Company expects to receive its security deposit back from this landlord during the month of March 2020. In August 2019, the Company signed a new lease for its new headquarters in Boca Raton, FL. The total minimum lease payments over the term of the lease amount to $3,722,100. The remaining minimum lease payments as of December 31, 2019 were $444,088. The Fort Lauderdale office lease was amended on October 15, 2014 and expires on November 30, 2022. The total minimum lease payments over the term of the lease were $882,421. The remaining minimum lease payments as of December 31, 2019 were $439,380.

Applicable office and operating leases were entered into by the Parent Company and have been paid directly by the Company since the discontinuation of the expense sharing agreement in March, 2018.

The Company has no capital lease obligations as of December 31, 2019.

NOTE 15 – INCOME TAXES

The provision (benefit) for income taxes from continued operations for the year ended December 31, 2019 consist of the following:

Current:	
Federal Benefit	$(125,900)
State Benefit	(33,100)
	(159,000)
Deferred:	
Federal Benefit	$ -
State Benefit	-
	-
Provision from the Operating Loss	-
Provision (benefit) for Income Taxes, net	$ -

Deferred income taxes result from temporary differences in the recognition of income and expenses for the financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax asset and liabilities result principally from the following:

Net operating loss	$2,301,100
Valuation allowance	(2,301,100)
Deferred income tax asset	$ -

The Company has a net operating loss carry forward of approximately $9,710,900 available to offset future income through 2038 for losses incurred before 2018 and indefinitely for losses incurred after 2018.

This deferred tax asset is offset by a valuation allowance in the same amount because the Company believes it is likely that future benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased. The Company's Federal and State net operating loss carry-forwards for financial-reporting purposes will expire in various years through 2038 for losses incurred before 2018 and indefinitely for losses incurred after 2018.

The tax provisions or benefits differ from amounts that would be calculated by applying federal statutory rates to income or loss before income taxes because the Company and its Parent are subject to both state and federal income taxes. The 2016, 2017, 2018 and 2019 returns are subject to audit by various federal and state taxing authorities.

NOTE 16 – DIVIDENDS

The Company declared and paid a dividend of $80,000 on common shares during the year ended December 31, 2019.

NOTE 17 – SUBSEQUENT EVENTS

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclose through February 25, 2020, the date the draft financial statements were issued.

In July 2019, The Company signed a lease for its new corporate headquarters located in Boca Raton, Florida. The lease is effective January 31, 2020 and has a term of 88 months.

OATH OR AFFIRMATION

I, Alan Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbridge Securities Corporation, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

DONNA R TROCHE
State of Florida-Notary Public
Commission # GG 259289
My Commission Expires
September 17, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*